EXHIBIT 99.1

REVERSE STOCK SPLIT DISCLOSURE

On April 26, 2026, C3is Inc. (the “Company”) effected a one-for-seven (1-for-7) reverse split of its common shares (“Common Shares”). The reverse stock split reduced the number of the Company’s outstanding Common Shares from approximately 3.8 million shares to approximately 541,082 shares and affected all issued and outstanding Common Shares. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s Common Shares received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s Common Shares were not affected by the reverse stock split.

All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental reduction in the aggregate par value of all issued and outstanding Common Shares of $5,655 has been reflected as a reduction to “Capital stock” and a corresponding increase in “Additional paid-in capital” on the Company’s balance sheet. The effect of the reverse stock split on per share amounts and weighted average number of Common Shares outstanding for each of the three fiscal years ended December 31, 2025 are as follows.

	Year Ended December 31,
	2025	2024	2023
Basic earnings/(loss) per share of common stock	$325.49	$(2,460.12)	$335,222.19
Diluted earnings/(loss) per share of common stock	$27.84	$(2,460.12)	$133,916.72
Basic weighted average number of shares	12,852	3,288	25
Diluted weighted average number of shares	50,007	3,288	69